                               [NERA LETTERHEAD]







PRESS RELEASE, 15 August 2001














NERA ASA: HALF-YEAR RESULTS 2001

NERA ASA (OSE: NER, NASDAQ: NERAY) REINFORCES THE POSITIVE DEVELOPMENT WITHIN TRANSMISSION NETWORKS. SALES REVENUE FOR THE BUSINESS AREA IS 58 PERCENT HIGHER THAN AT THE SAME TIME LAST YEAR, AND THE GROWTH TARGET FOR 2001 IS BEING RAISED FROM MORE THAN 20 TO CLOSE TO 30 PERCENT. THE ORDERS RECEIVED FOR THE NERA GROUP WERE 1,349 MNOK DURING THE FIRST SIX MONTHS, WHEREAS SALES REVENUE INCREASED TO 1,476 MNOK FROM 1,163 MNOK IN THE SAME PERIOD LAST YEAR. THE OPERATING MARGINS WITHIN TRANSMISSION NETWORKS AND MOBILE SATELLITE COMMUNICATIONS DURING THE PERIOD WERE 8,2 AND 10,0 PERCENT, RESPECTIVELY. THE INVESTMENTS IN WIRELESS BROADBAND ACCESS (WBA) HAVE CONTRIBUTED TO A HIGH LEVEL OF RESEARCH AND DEVELOPMENT ALSO IN THE SECOND QUARTER, CAUSING A NEGATIVE OPERATING INCOME FOR THE NERA GROUP AS A WHOLE. IN ADDITION TO PREVIOUSLY ANNOUNCED COST REDUCTIONS INITIATIVES, THE COMPANY IS PREPARING A RESTRUCTURING PROCESS, WHICH WILL FURTHER REDUCE THE RISK PROFILE AND COST LEVEL.


-        Operating Income as per 30 June 2001: (39,4) MNOK (+79,9 MNOK)

-        Income before tax as per 30 June 2001: 25,4 MNOK (103,2 MNOK)

- Transmission Networks had sales revenue of 1 157 MNOK (733 MNOK) in the first six months. Orders received display a positive trend

- Mobil Satellite Communications experiences somewhat weaker markets for terminals. Cost reductions are initiated to maintain margins

- Depending on the length and extent of the market stagnation, the negative contribution from Wireless Broadband Access may amount to between 190-240 MNOK in 2001

- The temporary increases in inventory and trade receivables have not increased the inherent company risk, and are expected to decline in the second half of the year.

VALUES IN MNOK                                        1H-01         1H-00         Q2-01       Q2-00          2000
Orders received                                       1,349         1,442           646         853         2,902
Sales revenue                                         1,476         1,163           752         548         2,550
Operating income before WBA*                          108.6         100.8          49.7        45.3           228
Operating profit (loss)                               -39.4          79.9         -30.0        29.9         104.5
Profit before tax                                      25.4         103.1           4.2        40.4         193.3
Earnings per share, NOK                                0.16          0.71                                    1.22


* Wireless Broadband Access

                               [NERA LETTERHEAD]



- We are very pleased that the positive development within Transmission Networks continues. In a period marked by a high level of uncertainty, in which our main competitors have communicated slowdown in sales, Nera continues to grow. We are therefore raising our annual growth forecast for this business area from more than 20 to close to 30 percent, says Nera CEO Bjorn Ove Skjeie.

- Despite positive developments within our largest and most important business area, the market development for Nera's two other business areas makes the half year results unsatisfactory.

-Nera has strengthened its position within the mobile satellite communications market, but a weaker market for mobile terminals, forces us to review the cost structure in order to maintain operating margins. We are also working on a restructuring of the broadband investment, which in turn will have a considerable impact on the risk profile and level of costs. Yet, it is also important to preserve and develop the values invested in the market, in technology and knowledge, says Bjorn Ove Skjeie.

CONTINUED GROWTH RATE WITHIN TRANSMISSION NETWORKS

Transmission Networks booked new orders of 1,003 MNOK during the first six months of this year. This is on par with last year's level and reinforces the positive development Transmission Networks has experienced the last nine months. The prospects for the next six months are considered as favourable.

Sales within Transmission Networks were 1 157 MNOK for the first half year. This compares to 733 MNOK in the same period last year. Nera has experienced a change in demand during the second quarter, both geographically and by product, with a significant increase in demand from Southeast Asia and Scandinavia, and a weaker development in Great Britain.

Operating income for the first six months amounted to 94,5 MNOK, an increase of 44,0 MNOK. In the first half of 2001 Transmission Networks had an operating margin of 8,2 percent compared to 6,9 percent in the same period last year. In a period of high growth and tough competition from major competitors, Nera is pleased with the company being able to keep the operating margin within the set target interval.

Mobile Satellite Communications influenced by a weaker market for terminals Mobile Satellite Communications booked new orders of 341 MNOK in the first half of this year. Market share has been gained for Nera WorldPhone as well as for Nera WorldCommunicator, yet aggregate demand is in decline. Mobile Satellite Communications achieved sales revenue of 298 MNOK during the first half of 2001. This represents a decrease of 88 MNOK compared to the same period last year. The reduction is attributable to the development in the demand for terminals. The market for earth stations sees an increase in demand related to upgrading. The operating income in the first six months was 29,9 MNOK.

In the second quarter Nera has centralised mobile and broadband satellite activities into one unit with the objective of exploiting synergies within technology, business development and sales. For the aggregate satellite activity the ambitions are to save at least 30-40 MNOK in relation to costs budgeted for 2001.

High level of R&D activities within Wireless Broadband Access (WBA)
Wireless Broadband Access (WBA) was reorganized during the second quarter. WBA had sales revenue of 20 MNOK in the first half of this year, and an operating income of (148) MNOK. Much of the spending within the business area is related to development of new technology. After centralising all satellite activities into one organisation, WBA focuses on terrestrial broadband access solutions. WBA sees several promising market opportunities in the second half of 2001.

                               [NERA LETTERHEAD]



SECOND HALF

- We have a high level of activity within Transmission Networks, and continue to strengthen our relative position. Improved delivery and product range are going to keep up the positive development, says CEO Bjorn Ove Skjeie.

Nera now expects lower volumes than last year within Mobile Satellite Communications as a result of the decline in the total satellite terminals market. It is Nera's ambition that the cost initiatives taken will secure double-digit operating margins for the year as a whole.

-Within Wireless Broadband Access it is our assessment that, depending on the length and extent of the market stagnation, the negative contribution from this business area may be between 190 and 240 MNOK in 2001, says Bjorn Ove Skjeie.

-The investment level in the second half will be somewhat lower, and inventories and trade receivables will be reduced in the coming half-year, turning the company's cash flow positive, says Bjorn Ove Skjeie.



Bergen, 15 August 2001

For further information, please contact:
CIO Helge Skaar, +47 55 22 58 20 00 (office), +47 90 14 20 40 (cellular) or
hsk@nera.no


ABOUT NERA:
Nera is a world-leading global supplier, developing, manufacturing and selling fixed, wireless and satellite communication equipment and systems. The company designs, develops, manufactures and market point-to-point and point-to-multipoint radio link equipment, satellite terminals and land earth stations for mobile and fixed satellite communications. Nera is a major supplier to INMARSAT. The Company is listed on NASDAQ in New York (ticker: NERAY) and on the Oslo Stock Exchange. Nera ASA has an associated company, Nera Telecommunications Ltd., listed in the Singapore Exchange Ltd. (ticker: Nera
Tel). Nera's Web site: http://www.nera.no.






Enclosures

INCOME STATEMENTS

---------------------------------------------------------------------------------------------------------------------------------
(Amounts in NOK 1,000)                                      Halfyear         Halfyear           Year         Q2            Q2
                                                              2001             2000             2000        2001          2000
---------------------------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                                             1,349,393        1,442,393        2,902,043      646,491      853,149
SALES REVENUE                                               1,475,880        1,163,040        2,549,816      752,075      548,476
Operating costs                                            -1,280,158         -938,625       -2,091,647     -660,061     -444,770
Depreciation                                                  -44,044          -24,870          -66,943      -23,035      -12,097
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                                   151,678          199,545          391,226       68,979       91,609
---------------------------------------------------------------------------------------------------------------------------------
Research and Development                                     -191,036         -119,565         -286,745      -98,944      -61,708
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                              -39,358           79,980          104,481      -29,965       29,901
---------------------------------------------------------------------------------------------------------------------------------
Income from investments in associated companies                20,316           10,868           26,474       11,567        7,030
Net financial income                                           44,490           12,310           62,322       22,580        3,557
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                            25,448          103,158          193,277        4,182       40,488
---------------------------------------------------------------------------------------------------------------------------------
Taxes                                                          -5,439          -31,306          -56,950       -1,184      -11,792
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                     20,009           71,852          136,327        2,998       28,696
---------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------
(Amounts in NOK 1,000)                                           30.06.01        31.12.00         30.06.00
-----------------------------------------------------------------------------------------------------------
R&D Purchased technology                                               0                0           43,018
Deferred tax assets                                               21,961           17,889           17,675
Goodwill                                                         112,487          123,533           71,788
Property, plant and equipment                                    230,824          178,603          153,496
Financial non-current assets                                     450,546          396,075          345,624
----------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                               815,818          716,100          631,601
----------------------------------------------------------------------------------------------------------
Inventories                                                      441,008          269,105          356,767
Trade receivables                                                824,358          785,851          600,530
Other receivables                                                463,183          385,874          222,021
Short term share holdings                                              0                0            2,300
Cash and cash equivalents                                        891,919        1,320,275        1,355,914
----------------------------------------------------------------------------------------------------------
CURRENT ASSETS                                                 2,620,468        2,761,105        2,537,532
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                   3,436,286        3,477,205        3,169,133
----------------------------------------------------------------------------------------------------------
Shareholders' equity                                           2,002,857        1,976,990        1,933,601
Long term debt                                                    91,712          301,455          353,782
Short term debt                                                1,341,717        1,198,760          881,750
----------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                                   3,436,286        3,477,205        3,169,133
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Interest-bearing current liabilities                             208,718           61,807            9,006
Interest-bearing long-term liabilities                                 0          187,108          236,265
----------------------------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------
(AMOUNT IN KNOK)                                                        HALFYEAR            HALFYEAR            YEAR
                                                                         2001                2000               2000
---------------------------------------------------------------------------------------------------------------------
Net income                                                              20,009              71,852            136,327
Depreciation                                                            44,044              24,870             66,943
Changes in inventories, accounts receivables/payables and
other working capital items                                           -263,265            -129,369           -159,820
Other adjustments to operating activities                              -55,115             101,509             34,320
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                   -254,327              68,862             77,770
---------------------------------------------------------------------------------------------------------------------
Proceeds from sale of property, plant and equipment                         64                 827             10,560
Capital investments                                                    -80,422             -40,821           -105,849
Other investments and sales                                            -13,223             -14,788             28,410
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                    -93,581             -54,782            -66,879
---------------------------------------------------------------------------------------------------------------------
Proceeds from share issue                                                5,332             882,174            860,641
Net change in own shares                                                     0             -10,930            -10,930
Dividend paid                                                          -27,108             -19,562            -19,562
Net change in debt                                                     -49,176               8,080              5,356
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                    -70,952             859,762            835,505
---------------------------------------------------------------------------------------------------------------------
Effect of changes in currency exchange rates                            -9,496                 538             -7,655
---------------------------------------------------------------------------------------------------------------------
Net changes in cash and cash equivalents                              -428,356             874,380            838,741
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of the year               1,320,275             481,534            481,534
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                     891,919           1,355,914          1,320,275
---------------------------------------------------------------------------------------------------------------------

Results per quarters


-----------------------------------------------------------------------------------------------------------------------
(Amounts in NOK 1,000)                    Q2            Q1             Q4            Q3             Q2            Q1
                                         2001          2001           2000          2000           2000          2000
-----------------------------------------------------------------------------------------------------------------------
Orders received                         646,491       702,902        842,155       617,495        853,149       589,244
-----------------------------------------------------------------------------------------------------------------------
Sales revenue                           752,075       723,805        842,786       543,990        548,476       614,564
-----------------------------------------------------------------------------------------------------------------------
Operating income                        -29,965        -9,393         23,583           919         29,901        50,079
-----------------------------------------------------------------------------------------------------------------------
Income before taxes                       4,182        21,266         59,784        30,337         40,488        62,670
-----------------------------------------------------------------------------------------------------------------------

                                      NERA
                               HALF-YEAR RESULTS


                              CEO BJ0RN OVE SKJEIE
                               OSLO 15 AUGUST 2001



                                                                     [NERA LOGO]
Ne01-2E-1

                                      NERA
                             AS PER 30TH JUNE 2001


-     GROWTH OF 27 PERCENT IN 1ST HALF, TRANSMISSION NETWORKS 58 PERCENT

-     OPERATING INCOME PER 1H: -39,4 MNOK (80,0 MNOK)

-     INCOME BEFORE TAX PER 1H: 25,4 MNOK (103,2 MNOK)

- GROWTH AMBITIONS FOR TRANSMISSION NETWORKS RAISED FROM MORE THAN 20 PERCENT TO CLOSE TO 30 PERCENT

- SOMEWHAT WEAKER MARKET FOR TERMINALS, COST REDUCTIONS INITIATED WITHIN MOBILE SATELLITE COMMUNICATIONS IN ORDER TO MAINTAIN DOUBLE-DIGIT OPERATING MARGIN

- DEPENDING ON THE LENGTH AND EXTENT OF THE MARKET STAGNATION, THE TOTAL NEGATIVE CONTRIBUTION FROM WIRELESS BROADBAND ACCESS MAY BE BETWEEN 190-240 MNOK IN 2001

- THE TEMPORARY CHANGES IN INVENTORIES AND TRADE RECEIVABLES HAVE NOT INCREASED THE INHERENT COMPANY RISK, AND ARE EXPECTED TO DECLINE IN THE SECOND HALF




                                                                     [NERA LOGO]
Ne01-2E-2

                                  KEY FIGURES

(Amounts in NOK 1, 000)              1H          1H          YEAR        2Q        2Q
                                    2001        2000         2000       2001      2000
-----------------------------------------------------------------------------------------
ORDERS RECEIVED                  1,349,393   1,442,393    2,902,043    646,491   853,149
SALES REVENUE                    1,475,880   1,163,040    2,549,816    752,075   548,476
OPERATING INCOME EXCL. WBA         108,615     100,803      227,958     49,711    45,338
OPERATING INCOME                   -39,358      79,980      104,481    -29,965    29,901
INCOME BEFORE TAX                   25,448     103,158      193,277      4,182    40,488


                                                                     [NERA LOGO]
Ne01-2E-3

                             TRANSMISSION NETWORKS
                               - GROWTH CONTINUES


- NERA TRANSMISSION NETWORKS HAS EXPERIENCED STRONGER GROWTH THAN ITS PEERS SO FAR IN 2001

-     HIGH LEVEL OF ACTIVITY IN MOST REGIONS

-     BETTER DELIVERY SITUATION AND IMPROVED PRODUCT RANGE INCREASE
      COMPETITIVENESS



                                                                     [NERA LOGO]
Ne01-2E-4

                           PTP SUPPLIERS: Q2 RESULTS


                     Q1              Q2              Q2 GROSS
                  REVENUES        REVENUES            RESULT           Q2 EBIT
COMPANY            (USDm)          (USDm)             (USDm)           (USDm)
-------------------------------------------------------------------------------
CERAGON              13                6                  2               -12
DMC STRATEX         110               76                 -4               -36
HARRIS *            479              529                148                50
P-COM                59               27                  4                -9
NERA**               62               67                 19                 5


 * Only approx. 10-15% of Harris revenues is from Microwave Radio
** Nera Transmission Networks




                                                                     [NERA LOGO]
Ne01-2E-5

                                MARKET POSITION/ MARKET SHARE


MARKET SIZE 2000 (USDm)            450           120              1300             175              490                 170
COMPANY                           TRUNK      PDH < 13 GHz      PDH > 13 GHz     SDH > 13 GHz    PMP < = 10.5 GHz    PMP > 10.5 GHz
-----------------------------------------------------------------------------------------------------------------------------------
NERA                                15%                                              20%
ERICSSON                                                           42%
NOKIA                                                              10%
ALCATEL                             21%                                                                12%                23%
SIEMENS                             15%                            11%               10%
FUJITSU                             15%
NEC                                 15%                             7%                5%
DMC STRATEX                                                        11%               33%
CERAGON                                                                              22%
HARRIS                                                              8%
P-COM                                                               4%                                  4%                 6%
BREEZECOM/FLOWARE                                                                                      25%                10%
NETRO                                                                                                  10%                12%
ENSEMBLE                                                                                                                  14%
ADAPTIVE BROADBAND                                                                                     12%
AIRSPAN                                                                                                 6%
HUGHES NETWORK SYSTEMS
HYBRID NETWORKS
SPEEDCOM
VyyO (RADIO MOD.)
TELAXIS (RADIO MOD.)


STRONG POSITION                 PRESENCE                 3RD PARTY PRODUCT/OEM

                                                                     [NERA LOGO]

                             ACCESS RADIOS, EUROPE:
                        TREND TOWARDS LARGER CAPACITIES


                  TRENDS OF ALL FREQUENCIES (7.5GHz to 38GHz)


            [TRENDS OF ALL FREQUENCIES (7.5GHz to 38GHz) LINE GRAPH]


ACCESS                             NO OF LINKS
           YEAR         1 to 4E1      8 to 16E1         STM-1
           1997          2000             700             10
           1998          2000             750             55
           1999          2100             900             85
           2000          2100            1080            190
           2001          2000            1296            400
           2002          1900          1555.2           1000


TRUNK                               NO OF LINKS
           YEAR         1xSTM-1         2xSTM-1         3xSTM-1
           1997          1002             454             42
           1998          1312             526             54
           1999          1530             725             46
           2000          1600             858            308
           2001          1600            1200            768
           2002          1550            1440           1000



- In 3G mobile networks the dominating building blocks will be 16 E1 and STM-1 (SDH)

-     Opportunity for Nera, as one of the market leaders in STM-1

-     Competition intensifies as competitors identify the trends



Source: Nera, based on sales/offers


                                                                     [NERA LOGO]
Ne01-2E-7

                             TRUNK RADIOS, EUROPE:
                        TREND TOWARDS LARGER CAPACITIES


                   TRENDS OF ALL FREQUENCIES (4GHz TO 13GHz)


             [TRENDS OF ALL FREQUENCIES (4GHz TO 13GHz) LINE GRAPH] z

ACCESS                                  NO OF TX/RX
             YEAR          1 to 4E1       8 to 16E1         STM-1
             1997            2000             700               10
             1998            2000             750               55
             1999            2100             900               85
             2000            2100            1080              190
             2001            2000            1296              400
             2002            1900          1555.2             1000

TRUNK                                   NO OF TX/RX
             YEAR          1xSTM-1         2xSTM-1         3xSTM-1
             1997            1002             454               42
             1998            1312             526               54
             1999            1530             725               46
             2000            1600             858              308
             2001            1600            1200              768
             2002            1550            1440             1000



-     New networks are built with higher capacities than 2-3 years ago

-     Opportunity for Nera, as one of the market leaders in SDH trunk radios

- Competition is less than in the access market, due to complexity of the radios


Source: Nera, based on own sales/offers


                                                                     [NERA LOGO]
Ne01-2E-8

                           ORDERS RECEIVED BY MARKET


PERCENTAGE BY REGION PER 30 JUNE 2001

AMERICA                                  27.7%

UK                                        4.8%

AFRICA                                    1.4%

NORWAY                                   10.4%

REST OF EUROPE                           26.4%

ASIA                                     28.2%

OCEANIA                                   1.0%



                                                                     [NERA LOGO]
Ne01-2E-9

             MIXED MARKET DEVELOPMENT FOR SATELLITE COMMUNICATIONS


-     SALES OF LAND EARTH STATIONS (LES) GOOD, YET WEAKER MARKET FOR TERMINALS

-     INCREASED MARKET SHARE FOR NERA WORLDPHONE AND NERA WORLD COMMUNICATOR

- NEW PRODUCTS AND FOCUS ON NEW MARKETS MAY IMPROVE SALES TOWARDS THE END OF THE YEAR



                                                                     [NERA LOGO]
Ne01-2E-10

                            WIRELESS BROADBAND ACCESS
                          - AWAITING MARKET IMPROVEMENT



-     PROMISING PROJECTS IN SCANDINAVIA AND SOUTHEAST ASIA

-     WORKING ON U.S. AND LATIN AMERICAN MARKETS

-     LMDS PROTOTYPE SUCCESSFULLY DELIVERED TO CUSTOMER

-     DVB-RCS AND VELOCITY TESTED IN FIELD TEST WITH CUSTOMERS




                                                                     [NERA LOGO]
Ne01-2E-11

                                   INVOICING
                                OF ORDER BACKLOG


                             [BAR CHART PLOT POINTS]

Q3 2001                 599
Q4 2001                 237
Q1 2002                 114
Q2 2002 And later        79
TOTAL                  1030


Ne01-2E-12                                                          [NERA LOGO]

                                ORDERS RECEIVED
                                BY BUSINESS AREA


--------------------------------------------------------------------------------------------------------
(Amounts  in MNOK)               1H              1H             YEAR             Q2              Q2
BUSINESS AREA                   2001            2000            2000            2001            2000
--------------------------------------------------------------------------------------------------------
Transmission Networks       1,003   74.2%   1,004   69.6%   2,216   76.4%     501   77.0%     635   74.5%
--------------------------------------------------------------------------------------------------------
Satellite Communications      341   25.2%     327   22.7%     576   19.8%     142   22.0%     135   15.8%
--------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                          9    0.6%      46    3.2%      72    2.5%       7    1.0%      46    5.4%
--------------------------------------------------------------------------------------------------------
other/
Elimination                    -4    0.0%      65    4.5%      38    1.3%      -4    0.0%      37    4.3%
--------------------------------------------------------------------------------------------------------
TOTAL                       1,349    100%   1,442    100%   2,902    100%     646    100%     853    100%
--------------------------------------------------------------------------------------------------------


Ne01-2E-13                                                          [NERA LOGO]

                                   OPERATIONS

- TRANSMISSION NETWORKS INCREASED SALES REVENUE BY 58 PERCENT IN THE FIRST SIX MONTHS, AND BY 68 PERCENT IN THE SECOND QUARTER

- DELIVERY CAPACITY FOR ALL TRANSMISSION PRODUCTS AT COMFORTABLE LEVEL BY THE END OF THE FIRST SIX MONTHS

- Lower volumes for Satellite Communications due to somewhat weaker satellite terminals market


Ne01-2E-14                                                          [NERA LOGO]

                                 SALES REVENUE
                                BY BUSINESS AREA

-------------------------------------------------------------------------------------------------------------
(Amounts in  MNOK)                 1H               1H              YEAR             Q2              Q2
BUSINESS AREA                     2001             2000             2000            2001            2000
-------------------------------------------------------------------------------------------------------------
Transmission Networks         1,157   78.4%      733   63.0%    1,803   70.7%     599   79.7%     356  65.1%
-------------------------------------------------------------------------------------------------------------
Satellite Communications        298   20.2%      386   33.2%      709   27.8%     144   19.1%     176  32.0%
-------------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                           20    1.4%        0    0.0%       16    0.6%       9    1.2%       0   0.0%
-------------------------------------------------------------------------------------------------------------
Other/
Elimination                       0    0.0%       44    3.8%       22    0.9%       0    0.0%      16   2.9%
----------------------------------------------- -------------------------------------------------------------
TOTAL                         1,476    100%    1,163    100%    2,550    100%     752    100%     548   100%
-------------------------------------------------------------------------------------------------------------


Ne01-2E-15                                                          [NERA LOGO]

OPERATING MARGINS AND COSTS


                (Amounts in MNOK)                           1st half 2001
-     Operating Income and Margins

      -     Transmission Networks:

            -     OPERATING INCOME:                               94,5

            -     OPERATING MARGIN:                                8,2%

      -     Satellite Communications:

            -     OPERATING INCOME:                               29,9

            -     OPERATING MARGIN:                               10,0%

      -     Wireless Broadband Access:

            -     EFFECT ON OPERATING INCOME:                   -148,0

-     SALES AND ADMIN. COSTS AS %
      OF REVENUES:                                               18,5%


Ne01-2E-16                                                          [NERA LOGO]

                                OPERATING INCOME
                                BY BUSINESS AREA

-------------------------------------------------------------------------------------
(Amounts in MNOK)                     1H        1H       YEAR        Q2         Q2
Business Area                        2001      2000      2000       2001       2000
-------------------------------------------------------------------------------------
Transmission Networks                94.5      50.5      160.2       47.2       23.1
Satellite Communications             29.9      59.5       97.6       14.0       27.3
Wireless Broadband Access          -148.0     -20.8     -123.5      -79.7      -15.4
Other/
Elimination                         -15.8      -9.2      -29.8      -11.5       -5.1
-------------------------------------------------------------------------------------
TOTAL                               -39.4      80.0      104.5      -30.0       29.9
-------------------------------------------------------------------------------------


Ne01-2E-17                                                          [NERA LOGO]

                               INCOME STATEMENTS

------------------------------------------------------------------------------------------------------------
(Amounts in 1 000 NOK)                                1H          1H          YEAR        Q2          Q2
                                                     2001        2000         2000       2001        2000
------------------------------------------------------------------------------------------------------------
Orders received                                   1,349,393   1,442,393    2,902,043     646,491     853,149
SALES REVENUE                                     1,475,880   1,163,040    2,549,816     752,075     548,476
Operating expenses                               -1,280,158    -938,625   -2,091,647    -660,061    -444,770
Depreciations                                       -44,044     -24,870      -66,943     -23,035     -12,097
------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                         151,678     199,545      391,226      68,979      91,609
------------------------------------------------------------------------------------------------------------
R&D                                                -191,036    -119,565     -286,745     -98,944     -61,708
------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                    -39,358      79,980      104,481     -29,965      29,901
------------------------------------------------------------------------------------------------------------
Income from investment in associated companies       20,316      10,868       26,474      11,567       7,030
Net financial items                                  44,490      12,310       62,322      22,580       3,557
------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAX                                    25,448     103,158      193,277       4,182      40,488
------------------------------------------------------------------------------------------------------------
Taxes                                                -5,439     -31,306      -56,950      -1,184     -11,792
------------------------------------------------------------------------------------------------------------
NET INCOME                                           20,009      71,852      136,327       2,998      28,696
------------------------------------------------------------------------------------------------------------


Ne01-2E-18                                                          [NERA LOGO]

                                 BALANCE SHEETS

-------------------------------------------------------------------------------
(AMOUNTS IN  1.000 NOK)                    30.06.01    31.12.00       30.06.00
-------------------------------------------------------------------------------
R&D, Purchased technology                        0            0         43,018
Deferred tax asset                          21,961       17,889         17,675
Goodwill                                   112,487      123,533         71,788
Property, plant and equipment              230,824      178,603        153,496
Financial non-current assets               450,546      396,075        345,624
-------------------------------------------------------------------------------
NON-CURRENT ASSETS                         815,818      716,100        631,601
-------------------------------------------------------------------------------
Inventories                                441,008      269,105        356,767
Trade receivables                          824,358      785,851        600,530
Other receivables                          463,183      385,874        222,021
Short-term shareholdings                         0            0          2,300
Cash and cash equivalents                  891,919    1,320,275      1,355,914
--------------------------------------------------------------------------------
CURRENTS ASSETS                          2,620,468    2,761,105      2,537,532
-------------------------------------------------------------------------------
TOTAL ASSETS                             3,436,286    3,477,205      3,169,133
-------------------------------------------------------------------------------
Shareholder's equity                     2,002,857    1,976,990      1,933,601
Long-term liablilities                      91,712      301,455        353,782
Short-term liabilities                   1,341,717    1,198,760        881,750
-------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES             3,436,286    3,477,205      3,169,133
-------------------------------------------------------------------------------
Interest bearing current liabilities       208,718       61,807          9,006
Interest bearing long-term liabilities           0     187,108         236,265
-------------------------------------------------------------------------------


Ne01-2E-19                                                          [NERA LOGO]

                            STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------------------
(Amounts in 1.000 NOK)                                                                      1H             1H            YEAR
                                                                                           2001           2000           2000
--------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                 20,009         71,852        136,327
Depreciations                                                                              44,044         24,870         66,943
Changes in inventories, receivables
Trade payable, other working capital                                                     -263,265       -129,369       -159,820
Oher adjustment to operating activities                                                   -55,115        101,509         34,320
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                      -254,327         68,862         77,770
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from sale of property, plant and equipment                                            64            827         10,560
Capital expenditures                                                                      -80,422        -40,821       -105,849
Other investments and sales                                                               -13,223        -14,788         28,410
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                       -93,581        -54,782        -66,879
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of shares                                                            5,332        882,174        860,641
Changes, Own shares                                                                             0        -10,930        -10,930
Dividends paid                                                                            -27,108        -19,562        -19,562
Net change in liabilities                                                                 -49,176          8,080          5,356
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                       -70,952        859,762        835,505
--------------------------------------------------------------------------------------------------------------------------------
Effect of changes in currency exchange rates                                               -9,496            538         -7,655
--------------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                                  -428,356        874,380        838,741
--------------------------------------------------------------------------------------------------------------------------------
Cash and Cash equivalents at the beginning of the period                                1,320,275        481,534        481,534
--------------------------------------------------------------------------------------------------------------------------------
Cash and Cash equivalents at the end of the period                                        891,919      1,355,914      1,320,275
--------------------------------------------------------------------------------------------------------------------------------


Ne01-2E-20                                                          [NERA LOGO]

                                   PROSPECTS

- Growth ambitions for Transmission Networks raised from more than 20 percent to close to 30 percent

- Mobile Satellite Communications experience somewhat weaker terminals market, cost reductions are being initiated in order to maintain operating margin

- The company is working on a restructuring of the broadband activities that will reduce the risk profile and level of costs - "investment level" between 190-240 MNOK in 2001

- Temporary higher inventories and receivables have not increased the inherent company risk, and are expected to decline in the second half of the year

-        Structural assessment of all business areas


Ne01-2E-21                                                          [NERA LOGO]

                                   THANK YOU


Ne01-2E-22                                                          [NERA LOGO]

                                    APPENDIX


Ne01-2E-23                                                          [NERA LOGO]

                                  KEY FIGURES
                                PER 30 JUNE 2001

                                                        30.06.01        30.06.00
-  Operating margin (1) before R&D                         10.2%           17.2%
-  R&D in percent of sales revenue                         12.9%           10.3%
-  Operating margin(2) = Operating income
   in percent of sales revenue                             -2.7%            6.9%
-  Earnings per share                                   NOK 0.16        NOK 0.71


Ne01-2E-24                                                           [NERA LOGO]

                                    RESULTS
                                   BY QUARTER

---------------------------------------------------------------------------------
(Amounts in 1 000 NOK)     Q2        Q1        Q4        Q3        Q2        Q1
                          2001      2001      2000      2000      2000      2000
---------------------------------------------------------------------------------
Orders received         646,491   702,902   842,155   617,495   853,149   589,244
---------------------------------------------------------------------------------
Sales revenue           752,075   723,805   842,786   543,990   548,476   614,564
---------------------------------------------------------------------------------
Operating income        -29,965    -9,393    23,583       919    29,901    50,079
---------------------------------------------------------------------------------
Income before tax         4,182    21,266    59,784    30,337    40,488    62,670
---------------------------------------------------------------------------------


Ne01-2E-25                                                           [NERA LOGO]

                           QUARTERLY ORDERS RECEIVED
                                BY BUSINESS AREA

---------------------------------------------------------------------------------------------------------
(Amounts in MNOK)                Q2           Q1           Q4           Q3           Q2           Q1
BUSINESS AREA                   2001         2001         2000         2000         2000         2000
---------------------------------------------------------------------------------------------------------
Transmision Networks          501  77.0%   502  71.3%   730  86.7%   482  78.0%   635  74.5%   368  62.6%
---------------------------------------------------------------------------------------------------------
Satellite Communications      142  22.0%   199  28.3%   122  14.5%   127  20.6%   135  15.8%   192  32.5%
---------------------------------------------------------------------------------------------------------
Wireless Broadband Access       7   1.0%     2   0.3%    17   2.0%     9   1.4%    46   5.4%     0   0.0%
---------------------------------------------------------------------------------------------------------
Other/Elimination              -4   0.0%     0   0.0%   -27  -3.2%     0   0.0%    37   4.3%    29   4.9%
---------------------------------------------------------------------------------------------------------
TOTAL                         646   100%   703   100%   842   100%   618   100%   853   100%   589   100%
---------------------------------------------------------------------------------------------------------


Ne01-2E-26                                                           [NERA LOGO]

                            QUARTERLY SALES REVENUE
                                BY BUSINESS AREA

-------------------------------------------------------------------------------------------------------
(Amounts in MNOK)              Q2           Q1           Q4           Q3           Q2           Q1
BUSINESS AREA                 2001         2001         2000         2000         2000         2000
-------------------------------------------------------------------------------------------------------
Transmision Networks        599  79.7%   558  77.1%   687  81.5%   383  70.4%   356  65.0%   376  61.1%
-------------------------------------------------------------------------------------------------------
Satellite Communications    144  19.1%   154  21.3%   163  19.3%   160  29.4%   176  32.1%   210  34.2%
-------------------------------------------------------------------------------------------------------
Wireless Broadband Access     9   1.2%    12   1.6%    15   1.8%     1   0.2%     0   0.0%     0   0.0%
-------------------------------------------------------------------------------------------------------
Other/Elimination             0   0.0%     0   0.0%   -22  -2.6%     0   0.0%    16   2.9%    29   4.7%
-------------------------------------------------------------------------------------------------------
TOTAL                       752   100%   724   100%   843   100%   544   100%   548   100%   615   100%
-------------------------------------------------------------------------------------------------------


Ne01-2E-27                                                           [NERA LOGO]

                                ORDERS RECEIVED
                                   BY MARKET

------------------------------------------------------------------------------------------
(Amounts in MNOK)          Q1             Q1            YEAR          Q2           Q2
Market                    2001           2000           2000         2001         2000
------------------------------------------------------------------------------------------
Norway                  141  10.4%      72   5.0%     192   6.6%    88  13.6%    20   2.3%
------------------------------------------------------------------------------------------
UK                       65   4.8%     248  17.2%     276   9.5%    45   6.9%   158  18.5%
------------------------------------------------------------------------------------------
Rest of Europe          356  26.4%     387  26.8%     703  24.2%   189  29.3%   201  23.6%
------------------------------------------------------------------------------------------
America                 373  27.7%     395  27.3%     802  27.6%   205  31.6%   242  28.4%
------------------------------------------------------------------------------------------
Africa                   20   1.4%     121   8.4%     292  10.1%     9   1.4%    92  10.8%
------------------------------------------------------------------------------------------
Asia                    381  28.2%     201  14.0%     438  15.1%   101  15.6%   128  15.0%
------------------------------------------------------------------------------------------
Oceania                  13   1.0%      18   1.3%     198   6.8%    10   1.5%    12   1.4%
------------------------------------------------------------------------------------------
TOTAL                 1,349   100%   1,442   100%   2,902   100%   646   100%   853   100%
------------------------------------------------------------------------------------------


Ne01-2E-28                                                           [NERA LOGO]

                                 SALES REVENUE
                                   BY MARKET

--------------------------------------------------------------------------------------
(Amounts in MNOK)       Q1             Q1            YEAR          Q2          Q2
Market                 2001           2000           2000         2001        2000
--------------------------------------------------------------------------------------
Norway               110   7.5%      69   5.9%     168   6.6%    65   8.6%   35   6.4%
--------------------------------------------------------------------------------------
UK                   150  10.2%     138  11.9%     310  12.2%    75  10.0%   70  12.8%
--------------------------------------------------------------------------------------
Rest of Europe       253  17.2%     376  32.3%     711  27.9%   125  16.7%  173  31.6%
--------------------------------------------------------------------------------------
America              435  29.5%     263  22.7%     668  26.2%   178  23.6%  144  26.2%
--------------------------------------------------------------------------------------
Africa               144   9.8%      70   6.0%     180   7.1%    85  11.3%   23   4.2%
--------------------------------------------------------------------------------------
Asia                 236  16.0%     226  19.4%     463  18.2%   142  18.8%   94  17.2%
--------------------------------------------------------------------------------------
Oceania              148  10.0%      21   1.8%      50   1.9%    83  11.0%    9   1.6%
--------------------------------------------------------------------------------------
TOTAL              1,476   100%   1,163   100%   2,550   100%   752   100%  548   100%
--------------------------------------------------------------------------------------


Ne01-2E-29                                                           [NERA LOGO]

                         OPERATING MARGINS* BEFORE R&D


                                  [BAR GRAPH]

                             1996            13,9%
                             1997            11,4%
                             1998             9,0%
                             1999            14,2%
                             2000            15,3%
                          1H 2000            17,2%
                          1H 2001            10.2%

* OPERATING INCOME BEFORE R&D IN PERCENT OF SALES REVENUE




                             RESEARCH & DEVELOPMENT


                                  [BAR GRAPH]

                         1996                193  (7,3%)*
                         1997                204  (6,9%)*
                         1998                200  (6,6%)*
                         1999                216  (7,8%)*
                   2000 per quarter          287 (10,3%)*
                   2001 per quarter          191 (12,9%)*

* R&D AS % OF SALES REVENUE



Ne01-2E-30                                                           [NERA LOGO]

                                                                     [NERA LOGO]
--------------------------------------------------------------------------------

NERA: HALF-YEAR REPORT 2001

THE NERA GROUP EXPERIENCED A GROWTH IN SALES REVENUE OF 27 PERCENT IN THE FIRST HALF OF 2001 LED BY FAVOURABLE DEVELOPMENTS WITHIN TRANSMISSION NETWORKS. TRANSMISSION NETWORKS VOLUMES ROSE 58 PERCENT. CONTINUED POSITIVE MARKET OPPORTUNITIES AND SIGNS OF IMPROVEMENTS IN DELIVERY REQUIRE RAISING GROWTH TARGETS FOR TRANSMISSION NETWORKS FROM 20 TO 30 PERCENT FOR 2001.

SIGNS FROM THE SATELLITE TERMINAL MARKET ARE SOMEWHAT WEAKER THAN EARLIER, AND A SLIGHT DECREASE IN VOLUMES IS EXPECTED FOR MOBILE SATELLITE COMMUNICATIONS THIS YEAR.

THE OPERATING INCOME EXCLUDING THE BROADBAND AREA IS IN LINE WITH LAST YEAR. THE FOCUS ON WIRELESS BROADBAND ACCESS (WBA) HAS IN THE SECOND QUARTER CONTRIBUTED TO HIGH LEVELS OF R&D ACTIVITY, RESULTING IN A NEGATIVE OPERATING INCOME FOR THE NERA GROUP AS A WHOLE. AS PREVIOUSLY ANNOUNCED, THE COMPANY HAS DECIDED TO DECREASE THE PACE OF INVESTMENTS IN THIS BUSINESS AREA. IN ADDITION TO PREVIOUSLY ANNOUNCED COST REDUCTIONS INITIATIVES, THE COMPANY IS PREPARING A RESTRUCTURING WHICH WILL FURTHER REDUCE THE RISK PROFILE AND THE LEVEL OF COSTS. AT THE SAME TIME, NEW PRODUCT LAUNCHES AND FURTHER DEVELOPMENT OF THE MARKET WILL START TO MAKE A POSITIVE CONTRIBUTION IN THE SECOND HALF OF 2001. DEPENDING ON THE LENGTH AND EXTENT OF THE STAGNATION IN THIS MARKET, IT IS NERA'S ASSESSMENT THAT THE TOTAL NEGATIVE CONTRIBUTION FROM WBA MAY BE IN THE RANGE OF NOK 190-240 MILLION IN 2001.

THE NERA GROUP MADE AN INCOME BEFORE TAX OF 25,4 MNOK IN THE FIRST HALF OF 2001.

Nera Transmission Networks has shown a far stronger performance than its peers so far in 2001. This is attributable to a broad product range - especially within SDH, in addition to a well-established global distribution and service network. The orders received during the second quarter were at the same level as in the first quarter, but lower than the same period last year. In light of the fact that no large single orders of more than 50 MNOK were contracted in the second quarter, the level is reassuring.

Compared to previous years, especially the Asian Markets and Scandinavia are improving. As for the European Continent, the Middle East, and Africa, the level of activity has been high. The orders received for the two previously mentioned regions have been good in the second quarter, whilst the company expects additional orders in Africa in the second half of the year. A somewhat higher uncertainty is associated with the Latin American markets than in previous years, yet Nera has had considerable orders received from countries such as Brazil, Venezuela and Mexico during the quarter. The UK market has halted so far in 2001, and the development has not been satisfactory.

Important progress has been made within Transmission Networks as for logistics, production and product development. The rate of delivery for all the company's transmission products was at a satisfactory level at the end of the second quarter. Second generation City Link products have been fully developed and completed according to plan, including more efficient use of broadband capacity (28 MHz bandwidth), and are now available in two important new frequency bands; 38 and 15 GHz. The build up of a production line for the new infrastructure product NL 2000 has been carried out as planned. Improved delivery and new products will strengthen Nera's competitiveness in the next quarters.

Mobile Satellite Communications sales of land earth stations (LES) have been better than expected, whereas sales of satellite terminals have decreased to some extent. The upgrading of land earth stations contributes to the increased sales in this segment. As for terminals, the company wins market share in most of the important product types, yet sales are down. Several initiatives have been made to address new customer groups and new geographic areas.

                                                                     [NERA LOGO]
--------------------------------------------------------------------------------

R&D is currently working on an improved data service for the Nera World Communicator (IPDS) and a new generation multimedia terminals for the marine markets (Inmarsat-F). This may have a positive effect on sales by the end of this year and into 2002. The company is also developing offerings for the new generation Inmarsat M4 satellite terminals, which should be capable of offering broadband via satellite for mobile users (B-GAN). These are products planned to be on the market in 2004.

Wireless Broadband Access has approached several prospects in Scandinavia, South East Asia and in the U.S, only resulting in limited new orders. This development is in line with the assessments made earlier regarding delays in the market. As for product development, testing and completion of DVB-RCS products, LMDS and Velocity continued in cooperation with customers.

In light of weaker market developments and the convergence of mobile and stationary satellite communications technology, the cost level and organization of the broadband business area were reviewed in the second quarter. As a result of these assessments the satellite division of the broadband business was operationally transferred to Mobile Satellite Communications. The main objective of this reorganization is to exploit cost synergies. The expected cost reductions in relation to budgeted costs for the satellite business in total - including broadband satellite - will in the second half of 2001 amount to 30-40 MNOK. At the same time current milestones and commitments are maintained for initiated projects.

Nera's broadband company focuses on terrestrial access solutions and comprise of organizational units in Norway and in Dallas, USA. The cost level and ambitions for this part of the business are also revised, but steps are sought implemented in order to secure technological values and future market opportunities. Despite a weaker market development than initially expected, the company is involved in a number of promising projects.

In the financial reporting the broadband business will be reported as a single business unit throughout the year, despite operational changes, so that the figures for the separate quarters are comparable.

The uncertainty in the world economy has lead several players, system integrators, as well as more specialized equipment manufacturers, to assess their operations. Nera's management has both received, and made inquiries of structural character. Important progress has been made in surveying the opportunities available and achievable for Nera.


PROFIT AND LOSS STATEMENT, BALANCE SHEET, LIQUIDITY AND EQUITY

Sales revenue for Nera was 1 476 MNOK in the first half of 2001, an increase of 27 percent compared to the first half of 2000. After ordinary operating expenses of 1 280 MNOK and depreciations of 44 MNOK the company achieved an operating income before R&D costs of 151,7 MNOK, leaving an operating margin before R&D of 10,3 percent. The increases in costs and depreciations are attributable to the build up of broadband activities, especially in the U.S.

R&D costs in the first half of 2001 was 191 MNOK, or about 12,9 percent of sales revenue. This is 70 MNOK higher than in the same period last year, and the highest R&D level Nera has ever had as a listed company.

The company's operating income was (39,4) MNOK, whilst the operating income before Wireless Broadband Access was 108,6 MNOK. The operating margin for Transmission Networks was 8,2 percent and for Satellite Communications 10,0 percent.

                                                                     [NERA LOGO]
--------------------------------------------------------------------------------

Income from investments in associated companies was 20,3 MNOK. This compares to 10,9 MNOK in the first half of 2000. Nera Telecommunications Ltd Singapore, in which Nera ASA owns 47,4 percent, continues the positive trend from the first quarter, and enjoyed a net income for the first half of 2000 of 42,2 MNOK. Nera's share amounted to 20,0 MNOK. Among the company's business units Telecommunications, based on the sale of Nera products, display strong performance.

Net financial items were 44,5 MNOK in the first half of 2001, and income before tax was 25.4 MNOK. This leaves an earnings per share (EPS) of NOK 0.16 after estimated taxes of 5,4 MNOK, in the first half of 2001.

The Nera Group's total balance sheet was 3 436 MNOK at the end of the quarter, down 41 MNOK from the start of 2001, with the company's equity ratio being 58,3 percent. Fixed Assets, trade receivables and inventories have increased during the quarter, whilst long-term debt and cash have been reduced.

Investments in fixed assets have increased in conjunction with the introduction of new product generations. Lower investments are expected in the second half of 2001.

The increase in inventories is attributable to securing sufficient delivery volumes within Transmission Networks the next quarters. The increase in trade receivables also originates within Transmission Networks, and is associated with the completion of large single orders.

The changes in inventories and trade receivables are temporary and have not changed the inherent company risk. Inventories and trade receivables are expected to decrease in the second half 2001. The reduction of long-term liabilities is associated with the conversion of convertible bond loans from employees, among others.

A negative cash flow of 428 MNOK in the first half of 2001 is attributable to the balance sheet changes mentioned above. Investments, inventory and trade receivables are expected to decrease in the second half of 2001 turning the company's cash flow positive. The company's liquid assets at the end of the quarter were 892 MNOK, with interest bearing debt of 209 MNOK.


ORDERS RECEIVED AND ORDER BACKLOG

New orders received in the first half of 2001 amounted 1 349 MNOK, of which 1 003 MNOK came from Transmissions Networks, 341 MNOK from Mobile Satellite Communications and 9 MNOK from Wireless Broadband Access. This compares to 1 442 MNOK for the same period last year, which was particularly good with several single orders above 100 MNOK.

The order backlog at the end of the first half of 2001 was 1 030 MNOK, of which 599 MNOK will be invoiced in the third quarter. This compares to an order backlog of 1 117 MNOK at the end of first half of 2000, of which 517 MNOK was for delivery in the third quarter.


PROSPECTS

Based on the market data available today, Nera raises the growth ambitions for Transmissions Networks from more than 20 percent to close to 30 percent for 2001, despite the prevailing uncertainty in the world economy in general and in telecom markets. Increased uncertainty in Western Europe and in the U.S is offset by opportunities in Asia and in Africa. In spite of delays, it is also realistic to expect the first orders related to the UMTS build-outs during the second half of the year, most likely in Scandinavia.

                                                                     [NERA LOGO]
--------------------------------------------------------------------------------

Currently, Nera expects somewhat lower volumes for Mobil Satellite Communications this year than last on account of the decline in the aggregated market for satellite terminals. It is the management's ambitions that the cost initiatives made result in two-digit margins being maintained for the year as a whole.

On account of the broadband access market delay it has been decided to reduce the level of investments in the business area Wireless Broadband Access. In addition to the previously announced cost reductions initiatives, the company is preparing a restructuring of WBA, which will further reduce the risk profile and the level of costs. There is uncertainty associated with the progress of many of the prospects the company is working on, first of all in the US, Scandinavia and Southeast Asia. Yet, it is realistic to expect a gradual increase in sales revenue in the second half of 2001 for the business area. Taking these conditions into account, it the management's assessment that total negative contributions from the business area in 2001 will be between 190-240 MNOK.

Nera will continue to develop structural initiatives within all business areas in the second half of the year. A consolidation of the supply side within wireless transmission will lead to fewer and larger units. At the same time, uncertainty for system integrators may lead to structural changes which may have consequences for independent radio line suppliers like Nera.

Several suppliers of wireless broadband technology have experienced a strong decrease in revenues in the first half of the year, and a consolidation process is on. In addition, several players seek to expand their activities to include wireless infrastructure. Technologically, there is also a convergence of access and infrastructure networks. As a result of these trends the Nera management emphasizes seeing structural opportunities for Transmissions Networks and Wireless Broadband Access in conjunction.

Centralising all satellite activities into one unit has made it easier to identify new industrial opportunities for the business area. The market for satellite communications has been turbulent for the past years and new players have found it difficult to establish. Nera thinks that this market will attract fewer new players in the future, and that players having critical mass in terms of size, technological environment and product range may attain an attractive position.


Bergen, 14 August 2001